China Digital TV Announces Special Cash Dividend to Shareholders

BEIJING, April 2, 2014 — China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of conditional access ("CA") systems and comprehensive services to China's expanding digital television market, today declared a special cash dividend of US$0.50 per share on the Company's ordinary shares, par value US$0.0005 per share. Each of the Company's American depositary shares represents one ordinary share.

Shareholders of record as of the close of business on April 14th, U.S. Eastern Standard Time, will be eligible to receive the dividend. The dividend is expected to be paid on or around May 9, 2014.

"China Digital TV is always looking to provide excellent value to our shareholders and we believe that a special dividend is a prudent use of cash at this time. Our balance sheet and revenue remain strong enough to support our continued focus on R&D and other long-term objectives," commented Mr. Jianhua Zhu, China Digital TV's Chairman and Chief Executive Officer.

This is the fifth time that the Company has declared dividends to its shareholders since its initial public offering and listing on the NYSE in 2007. Going forward, China Digital TV's board of directors will continue to evaluate the Company's dividend policy based on various factors, including those relating to shareholder value.

As of December 31, 2013, China Digital TV had cash and cash equivalents and restricted cash totaling US$80 million, or US$1.35 per share on a diluted basis.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2013 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV's strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems and comprehensive services to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn

Investor Contact:

In China:

Nan Hao
Senior Supervisor of Investor Relations
Tel: +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

Josh Gartner
Brunswick Group
Tel: +86-10-5960-8610
Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail: chinadigital@brunswickgroup.com